# Kestra Investment Services, LLC
**Statement of Financial Condition**
**December 31, 2016**

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 22,115,001 |
| Receivable from broker dealers and clearing firm | | 17,152,073 |
| Receivable from affiliates | | 8,167 |
| Notes Receivable, Net | | 10,447,734 |
| Property and equipment, net | | 4,734,322 |
| Other assets | | 1,624,766 |
| **Total assets** | $ | **56,082,063** |

**Liabilities**

| | | |
|---|---|---:|
| Payable for commissions and fees | $ | 14,239,839 |
| Accounts payable and other accrued liabilities | | 6,712,673 |
| Payable to affiliates | | 7,022,319 |
| **Total liabilities** | | 27,974,831 |

**Member's equity**

| | | |
|---|---|---:|
| Additional paid-in capital | | 10,104,412 |
| Retained earnings | | 18,002,820 |
| **Total member's equity** | | 28,107,232 |
| **Total liabilities and member's equity** | $ | **56,082,063** |

The accompanying notes are an integral part of this financial statement.

CONFIDENTIAL